SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

NeighborCare, Inc.

(Name of Subject Company (Issuer))

Omnicare, Inc.

Nectarine Acquisition Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.02 per share

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

64015Y104

(CUSIP Number of Common Stock)

Joel F. Gemunder

President and Chief Executive Officer

Omnicare, Inc.

100 East RiverCenter Boulevard

Covington, Kentucky 41011

(859) 392-3300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Morton A. Pierce, Esq.

Michael J. Aiello, Esq.

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☒            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer     ☐

Omnicare, Inc. • 100 East RiverCenter Boulevard • Covington, Kentucky 41011 • 859/392-3300 • 859/392-3360 Fax

Omnicare	news release

FOR IMMEDIATE RELEASE

OMNICARE ANNOUNCES ITS INTENT TO COMMENCE TENDER OFFER

TO ACQUIRE NEIGHBORCARE FOR $30.00 PER SHARE IN CASH

COVINGTON, Ky., June 3, 2004—Omnicare, Inc. (NYSE: OCR) today announced that it intends to commence a tender offer to purchase all of the outstanding shares of NeighborCare, Inc. (NASDAQ: NCRX) common stock for $30.00 per share in cash. The offer represents a 70% premium over NeighborCare’s closing stock price on May 21, 2004 – the last trading day before Omnicare informed NeighborCare’s board in a public letter that it was offering $30.00 per share in cash for the company.

The transaction has a total value of approximately $1.5 billion, which includes the assumption of NeighborCare’s net debt. The transaction is expected to be significantly accretive to Omnicare’s earnings per share.

The tender offer is scheduled to expire at 5:00 p.m., New York City time, on July 7, 2004, unless extended.

Below is the complete text of the June 3, 2004 letter from Joel F. Gemunder, President and Chief Executive Officer of Omnicare, to the NeighborCare Board of Directors.

June 3, 2004

Board of Directors

NeighborCare, Inc.

601 East Pratt Street, 3rd Floor

Baltimore, Maryland 21202

Dear NeighborCare Board Members:

We want to inform you that Omnicare, Inc. intends to commence a tender offer to purchase all of the outstanding shares of NeighborCare, Inc. common stock for $30.00 per share in cash. The combination of Omnicare and NeighborCare is too compelling to ignore, and our two companies are a strong strategic fit. We believe that the combination of Omnicare and NeighborCare will create a premier institutional pharmacy company.

We are disappointed that you have rejected our recent proposals to combine Omnicare and NeighborCare and are unwilling to even discuss a potential transaction. Given the obvious benefits of our offer to NeighborCare’s shareholders and other constituencies, we would like to emphasize some important points:

This is a premium offer for shareholders and other constituents. As you must know, our offer for all of NeighborCare’s shares simply cannot be characterized as “opportunistic.” It is, on the contrary, an opportunity for your shareholders to realize a 70% premium to where NeighborCare was trading prior to our offer. Our offer represents an opportunity to create a stronger company with greater resources to provide quality care and expanded services for customers. The combined company will have a dynamic presence in the healthcare services sector and we recognize that fast growing companies like ours are continually looking for good management talent. Omnicare always has a place for good people. Your decision to reject our offer has prevented your shareholders and other constituents from taking advantage of these benefits.

The market reaction to NeighborCare’s second-quarter results and future business plan was clearly negative. Widespread concern about NeighborCare’s performance and prospects after the announcement resulted in four of five analysts reducing their 2004 full-year NeighborCare EPS projections, and in a drop in analysts’ 12-month median price target on NeighborCare’s stock from $26 to $23. NeighborCare’s Board and shareholders may want to ask how long does one have to wait for premium value, when Mr. Arlotta recently stated in an interview that “We feel the greatest value is still three to five years down the road.”1

Indeed, management’s long-term plan for stand-alone value creation appears to require extremely aggressive assumptions in order to generate shareholder value comparable to the $30 per share in cash that Omnicare is offering today.

Based on NeighborCare’s share price of $17.67 on May 21, the last trading day prior to Omnicare’s public offer, NeighborCare’s EPS would need to grow at approximately 45% per annum, or more than 100%, for the next two years, to deliver the equivalent of $30 per share today, on a present value basis and at current multiples.2 There are no analyst projections today that approach this level of growth. Attempting to achieve this $30 value over time would subject shareholders to market risk and execution risk, since by management’s own admission, much of the company’s future growth is expected to come largely from cost improvement initiatives, some of which are not expected to be achieved until 2006.

Omnicare pays fair price for fair value. We are mystified by the characterization of Omnicare’s approach as a “cynical attempt to seize” NeighborCare’s long term value and success, when the Board is well aware that Omnicare’s March 30 letter indicated that our $30 offer “would be payable in a combination of cash and Omnicare common stock.” We again indicated on May 25 that we are willing to sit down with the NeighborCare Board to discuss all aspects of our compelling offer.

1	The Cincinnati Enquirer, 5/26/04
2	Assuming an estimated NeighborCare cost of equity of 11%, $30.00 per share in cash today is equivalent to a share price of $36.96 in June 2006. Dividing this future share price of $36.96 by NeighborCare’s pre-Omnicare offer consensus P/E ratio of 18.7x, results in a 2006E EPS estimate of $1.97. A 2006E EPS estimate of $1.97 implies a compound annual EPS growth rate of approximately 45%, relative to NeighborCare’s 2004E consensus EPS of $0.94. (P/E ratio of 18.7x based on NeighborCare’s closing share price of $17.67 on May 21, 2004 and 2004E consensus EPS of $0.94; consensus based on Lehman Brothers 5/28/2004, Legg Mason 5/25/2004, Wachovia 5/24/2004, CIBC 5/18/2004, and Jefferies 5/14/2004).

Our all-cash $30 per share offer provides immediate certainty of value. It represents not only a 70% premium to where NeighborCare was trading prior to our offer, but also a 40% premium over the 30-day trading average prior to the announcement of our offer, a 30% premium to Wall Street’s consensus target prices for NeighborCare’s stock over the next 12 months and is $4.00 more than NeighborCare’s previous all-time high. Despite the recent significant drop in NeighborCare’s share price, Omnicare announced on May 24 that we would continue to offer $30 per share for all of NeighborCare’s outstanding shares, while also providing the certainty of all-cash consideration.

The market’s favorable reaction to Omnicare’s offer is exceptional. We are convinced that there is extensive third-party support in the financial community for this combination, and most importantly, your own shareholders are expressing their support for this transaction.3 Furthermore, in an extraordinary vote of confidence, Omnicare’s stock has risen over 9% since the announcement of our offer.4 Omnicare has successfully integrated more than 100 acquisitions over the past 15 years, and has delivered on the expected benefits to our shareholders.

We do not understand your statement that our call to negotiate is somehow counter-productive, and we are surprised at your unwillingness to even discuss our offer. We are confident that, given the opportunity, NeighborCare’s shareholders and other constituents will enthusiastically support our offer. If, as you say, you are committed to “the best course for your company,” we stand ready to discuss all aspects of our offer.

Sincerely,

/S/    JOEL F. GEMUNDER

Joel F. Gemunder

President and Chief Executive Officer

3	Buckingham Research Group, 5/26/04: “The NCRX shareholders we spoke with yesterday did not share NCRX management’s views of OCR’s offer regarding shareholder’s best interests. We believe there is substantial support among NCRX shareholders in favor of OCR’s proposal.” (Permission to use quotation neither sought nor obtained)
4	Rise in Omnicare’s stock price from close on 5/21/04 of $39.15 to close on 6/2/04 of $42.81.

Dewey Ballantine LLP is acting as legal counsel to Omnicare and Lehman Brothers and Lazard are acting as financial advisors. Innisfree M&A Incorporated is acting as information agent for Omnicare’s offer.

About NeighborCare, Inc.

NeighborCare, Inc. (NASDAQ: NCRX) is one of the nation’s leading institutional pharmacy providers serving long-term care and skilled nursing facilities, specialty hospitals, assisted and independent living communities, and other assorted group settings. NeighborCare also provides infusion therapy services, home medical equipment, respiratory therapy services, community-based retail pharmacies and group purchasing. In total, NeighborCare’s operations span the nation, providing pharmaceutical services in 32 states and the District of Columbia.

About Omnicare, Inc.

Omnicare, Inc. (NYSE:OCR), a Fortune 500 company based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves residents in long-term care facilities comprising approximately 1,050,000 beds in 47 states and the District of Columbia, making it the nation’s largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 29 countries worldwide.

This press release contains certain statements which are “forward-looking” statements under the federal securities laws and involve risks and uncertainties relating to the occurrence of future events. These statements include, but are not limited to, the impact of the NeighborCare acquisition on Omnicare’s earnings in 2004 and beyond; Omnicare’s ability to build upon its existing operations; geographic expansion opportunities; Omnicare’s ability to leverage services and capabilities among its national network of institutional pharmacies; Omnicare’s ability to successfully integrate this acquisition and achieve synergies; and Omnicare’s strategy in the institutional pharmacy business. Certain factors that could cause actual events not to occur as expressed in the forward-looking statements include, but are not limited to, the inability to integrate the NeighborCare acquisition as anticipated; the inability to realize expected revenues, earnings, synergies and other benefits from the NeighborCare acquisition; the performance of Omnicare’s institutional pharmacy business; business conditions in the institutional pharmacy industry generally; the inability to expand geographically as anticipated; the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated; the effectiveness of Omnicare’s strategy in the institutional pharmacy business; and the ability of the NeighborCare acquisition to strengthen relationships with pharmaceutical and biotechnology companies. Omnicare assumes no obligation to update the forward-looking information. Other risks and uncertainties concerning Omnicare’s performance are set forth in reports and documents filed by Omnicare with the Securities and Exchange Commission from time to time. Please use caution in placing reliance on forward-looking statements.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. Omnicare has not yet commenced the tender offer described herein. The tender offer will be made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer materials of Omnicare when such documents are filed and become available, because they will contain important information. The tender offer materials will be filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these materials (when filed and available) and other relevant documents on the SEC’s web site at: http://www.sec.gov. The tender offer materials and related documents may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

Contacts:

Cheryl Hodges Omnicare (859) 392-3331	Joele Frank / Steve Silva Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449

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